UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)

STATS ChipPAC Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
CUSIP: 85227G102
(CUSIP Number)
Lena Chia Yue Joo, Director
Singapore Technologies Semiconductors Pte Ltd
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
238891
Singapore
Telephone: (65) 6890-7188
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
COPY TO:
David W. Hirsch
Cleary Gottlieb Steen & Hamilton LLP
One Garden Road
Bank of China Tower
Hong Kong
Telephone: (852) 2532-3731
April 27, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURES
Ex-99.5 Information Concerning Directors and Executive Officers of STSPL and Temasek.

CUSIP No.	85227G102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Singapore Technologies Semiconductors Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC and AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,845,715,689

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,845,715,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,845,715,689

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	83.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	85227G102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,845,715,689

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,845,715,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,845,715,689

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	83.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO and HC

     This Amendment No. 19 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on April 23, 2007 and last amended on December 12, 2007 (the “Schedule 13D”) by Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), and by Temasek relating to the Ordinary Shares of STATS ChipPAC Ltd. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 19 shall have the meanings set forth in the Schedule 13D.
Item 2. Identity and Background
     Updated information regarding the executive officers and directors of STSPL and Temasek is set forth in Exhibit 99.5 hereto and is incorporated herein by reference.
Item 3. Source and Amount of Funds or Other Consideration
     Since the filing of Amendment No. 18 to the Schedule 13D, STSPL (and through its ownership in STSPL, Temasek) has acquired beneficial ownership of 171,500 additional Ordinary Shares; the aggregate purchase price for such shares was US$184,320.58. STSPL funded the purchases using working capital and borrowings from Temasek and/or an affiliate that is wholly-owned by Temasek.
Item 5. Interest in Securities of the Issuer
     STSPL (and through its ownership of STSPL, Temasek) currently has beneficial ownership of 1,845,715,689 Ordinary Shares, representing 83.81% of the issued Ordinary Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     At the Company’s annual general meeting of shareholders held on April 27, 2009, the shareholders approved the STATS ChipPAC Ltd. Performance Share Plan 2009 (“PSP 2009”) and the STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors Plan (the “NED Plan”).
     Shares allotted and issued pursuant to the PSP 2009 and the NED Plan are subject to certain restrictions and rights, including (i) a right of first refusal by Temasek or any of its subsidiaries, as the case may be, that is then a shareholder of the Company, on any sale by a participant of such shares, and (ii) (x) a call right by Temasek or any of its subsidiaries, as the case may be, that is then a shareholder of the Company, and (y) a put right by the participant (or, at the discretion of the Executive Resource and Compensation Committee of the Company, the beneficiaries of such participant in the event of the participant’s death), in each case, upon termination of the participant’s employment with the Company and its subsidiaries in relation to the PSP 2000 or upon a participant ceasing to hold office as a Non-Executive Director in relation to the NED Plan. These restrictions and rights do not apply as long as the shares of the Company are listed and traded on the Singapore Exchange Securities Trading Limited and/or any other internationally recognized stock exchange.

     Details of the restrictions and rights described above are set forth in the PSP 2009 and the NED Plan included as Exhibit 99.6 and 99.7 hereto and incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits

Exhibit 99.5:	Information Concerning Directors and Executive Officers of STSPL and Temasek.

Exhibit 99.6:	STATS ChipPAC Ltd. Performance Share Plan 2009, incorporated herein by reference to Appendix 1 of Exhibit 99.1 to the Company’s report on Form 6-K (File No. 000-29103), as submitted to the Securities and Exchange Commission on April 9, 2009.

Exhibit 99.7:	STATS ChipPAC Ltd. Equity Grant Plan for Non-Executive Directors Plan, incorporated herein by reference to Appendix 2 of Exhibit 99.1 to the Company’s report on Form 6-K (File No. 000-29103), as submitted to the Securities and Exchange Commission on April 9, 2009.

2

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Singapore Technologies Semiconductors Pte Ltd
By:	/s/ Lena Chia Yue Joo
	Name:	Lena Chia Yue Joo
	Title:	Director
	Date:	May 7, 2009

Temasek Holdings (Private) Limited
By:	/s/ Lena Chia Yue Joo
	Name:	Lena Chia Yue Joo
	Title:	Managing Director, Legal and Regulations
	Date:	May 7, 2009